Exhibit 99.3

Corporate Responsibility & P|ESG Report 2025 www.ascendispharma.com

Patients| Environmental, Social and Governance Report (P|ESG) Introduction Introduction 03 A message from our Executive Management Team 04 Who We Are 05 Mission & Vision 06 Innovation 07 A Brief History 08 Global Presence 09 Products, Programs & Pipeline P|ESG Approach P|ESG Approach 20 2025 Corporate Responsibility & P|ESG Highlights 21 Our Corporate Responsibility & P|ESG Approach 23 Key Topics 24 P|ESG Risks Impact Impact 25 Patients 32 Environmental 36 Social 42 Governance Ambitions Ambitions 50 2026 Corporate Responsibility & P|ESG Ambitions This report, included in the Ascendis Pharma A/S 2025 Annual Report, covers the Corporate Responsibility & P|ESG activities across all Ascendis Pharma Group entities for the year 2025. Through this report, we fulfill our compliance with Section 99a (CSR), Section 99b (Gender Diversity at Group Level), and Section 99d (Data Ethics) of the Danish Financial Statements Act. While some topics discussed in this report are significant, they should not be interpreted as material under U.S. federal securities laws and regulations. The concept of materiality used in this report reflects the interests of various stakeholders and other relevant definitions, which may differ from those applied under U.S. securities law. In addition, certain P|ESG information is based on methodologies and data that continue to evolve and are therefore subject to uncertainty and change over time. 2

A message from our Executive Management Team

At Ascendis Pharma, we remain dedicated to improving the lives of patients by applying our innovative TransCon® technology platform to develop new therapies demonstrating best-in-class potential to address unmet medical needs.

Corporate responsibility is embedded in how we operate and in our ability to provide safe, effective treatments for the people who depend on us. As our organization expands, we recognize that our influence – on both local and global communities and on the environment – also increases.

This continued evolution drives us to regularly review and strengthen our ESG reporting practices to ensure that our P|ESG framework develops in step with our growth and the expectations of our stakeholders. Our intention is to prioritize the areas where we can create the greatest positive impact.

This report highlights our 2025 performance and reaffirms our dedication to making ongoing progress in our P|ESG journey in alignment with current and emerging requirements.

We are grateful to everyone who has contributed to this work and look forward to building on these foundations in the years ahead.

"With our innovative technology and passion for listening to patients and following the science to address major unmet medical needs, Ascendis Pharma is uniquely positioned to design and advance only those therapies demonstrating best-in-class potential to benefit health and well-being.



Jan Mikkelsen
Founder, President & CEO
Ascendis Pharma

At Ascendis Pharma, we're just getting started."

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Who We Are

Ascendis Pharma was founded in 2007. We are a global biopharmaceutical company focused on applying our innovative TransCon® technology platform to make a meaningful difference for patients and their families. Guided by our core values of Patients, Science and Passion, and following our algorithm for product innovation, we develop TransCon® based therapies that demonstrate best-in-class potential to address major unmet medical needs.

Our portfolio of Endocrinology Rare Disease approved products and product candidates addresses hypoparathyroidism and growth disorders. To create additional value, we have established partnerships to develop and bring to market TransCon® based products in large therapeutic areas, including Metabolic and Cardiovascular diseases and Ophthalmology.

Our business model is built on fast, successful drug development and commercial therapeutic synergies.

With an expanding global presence, we are positioned to reach patients worldwide. In the U.S., we have established a multifaceted organization to support ongoing commercialization efforts and serve as a foundation for future endocrinology rare disease product launches. In Europe, we are establishing our presence by building integrated organizations to commercialize approved Endocrinology Rare Disease products in select countries, including DACH (Germany, Austria & Switzerland), France & BeNeLux (Belgium, the Netherlands and Luxembourg), Iberia (Portugal & Spain), Italy, Nordics (Denmark, Norway, Sweden, Iceland & Finland), and the United Kingdom & Ireland.

Beyond the U.S. and Europe "Direct Markets", we are expanding global reach for our Endocrinology Rare Disease products through exclusive sales and distribution agreements with geographic market leaders, which we call "International Markets". We currently have agreements covering over 75 countries.

Finally, we are making our Endocrinology Rare Disease products commercially available in select markets under exclusive license agreements with partners with local development and commercialization expertise and infrastructure, which we call "Strategic Collaborations". In Japan, Teijin, and in Greater China, VISEN, holds exclusive license rights to develop and commercialize TransCon® hGH, TransCon® PTH and TransCon® CNP.


Ascendis Pharma in 2025
18
Ascendis Pharma Direct Market Presence
€720M
Total Revenue
1,180+
Employees
12
Clinical Development Programs

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Our Mission

We are applying our innovative TransCon® technology platform to develop novel therapies demonstrating best-in-class potential to address unmet medical needs.

Our Vision

Our vision is to create new therapies focused on making a meaningful difference in patients' lives.

Vision 2030

Achieve blockbuster status for multiple products and expand our engine for future innovation.

Be the Leading Endocrinology Rare Disease Company

- Achieve >€5B for TransCon® PTH, TransCon® hGH and TransCon® CNP through worldwide commercialization.
- Be the leader in Growth Disorders and Hypoparathyroidism, pursuing clinical conditions, innovative LCM and complementary patient offerings.
- Expand pipeline with Endocrinology Rare Disease blockbuster product opportunities.

Create Value in Additional Therapeutic Areas through Innovative Business Models

- Obtain accelerated approval in oncology with registrational trials ongoing.
- Pursue TransCon® product opportunities in >€5B indications.
- Maximize value creation of these product opportunities through collaboration with therapeutic area market leaders.

PATIENTS
SCIENCE
PASSION

Differentiate with Ascendis Fundamentals

- Outperform industry drug development benchmarks with Ascendis' product innovation algorithm.
- Remain independent as a profitable biopharma through lean and flexible ways of working.
- Let our values Patients, Science, Passion drive our decisions to success.

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Innovation

TransCon®: Central to our innovative approach



Parent Drug
TransCon® Linker
TransCon® Carrier

The TransCon® name derives from transient conjugation, our unique ability to temporarily (transiently) link an inert carrier to a parent drug with known biology to achieve sustained release.

TransCon® technologies combine the benefits of conventional prodrug and sustained release technologies to solve the fundamental limitations seen in other approaches to extending the duration of a drug's action in the body.

Our goal is to develop highly differentiated product candidates based on efficacy, safety, tolerability and convenience.

Our strategic approach to product innovation

We follow a unique algorithm for designing clearly differentiated product candidates with an expected higher success rate compared to traditional drug development.



Unmet Medical Need
+
Clinically Validated Parent Drug or Pathway
+
TransCon® Technology Suitability
+
Clearly Differentiated Product
+
Established Clinical & Regulatory Pathway
+
Large Addressable Market
=
Higher Value, Lower Risk Pipeline

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A Brief History

2007
Ascendis Pharma is established.

2008
TransCon® hGH is created.

2009
Transition from pre-clinical to clinical company.

2014
TransCon® CNP is created.

2015
U.S. Nasdaq listing.
TransCon® PTH is created.
Vision 2020 established.

2018
Strategic investment and exclusive license agreement with VISEN Pharmaceuticals.

2019
Vision 3x3 established.
Oncology pipeline announced.

2021
TransCon® hGH U.S. approval.
Establishment of commercial presence in the U.S.

2022
TransCon® hGH EU approval.

2023
TransCon® PTH EU approval.
Establishment of commercial presence in Germany.
Exclusive license agreement with Teijin Ltd.

2024
TransCon® PTH U.S. approval.
Presence established in Italy, France, Spain, the UK, Austria, Switzerland and the Nordic countries.
International sales and distribution partnerships established.
Strategic investment and exclusive license agreement with Eyconis, Inc.
Novo Nordisk A/S exclusive license agreement.

2025
Vision 2030 established.
Launched TransCon® hGH for adult GHD patients in the U.S.
Establishment of commercial presence in Austria and Spain.

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Global Presence Introduction P|ESG Approach Impact Ambitions Strategic investment and Direct markets Exclusive distribution agreement exclusive license agreement Exclusive license agreement 8

Introduction P|ESG Approach Products, Programs Impact & Pipeline Ambitions We currently have two marketed products and a diversified portfolio of product candidates in clinical development. 9

Endocrinology Rare Disease

We built our first pipeline in Endocrinology Rare Diseases because it is an area where we saw the potential of TransCon® technology to address unmet medical needs. Each of our endocrinology product candidates has best-in-class potential, and each leverages established biology to help make a difference for patients.

Growth Hormone Deficiency (GHD)

Compound	Trade Name	Authorized in	Available in
lonapegsomatropin*	Skytrofa® *Developed as TransCon® hGH*	United States European Union & EEA**	United States Austria & Germany

*lonapegsomatropin-tcgd in the U.S.
**EEA = European Economic Area

Hypoparathyroidism

Compound	Trade Name	Authorized in	Available in
palopegteriparatide	Yorvipath® *Developed as TransCon® PTH*	United States European Union, EEA & the UK**	United States Austria, Germany & Spain

**EEA = European Economic Area. UK = United Kingdom

Achondroplasia

Compound	Trade Name	Investigational	Available in
navepegritide	N/A *Developed as TransCon® CNP*	Submitted NDA to FDA Submitted MMA to EMA	N/A

Note: This overview is for Ascendis Pharma Direct Markets only.

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Growth Hormone Deficiency What is Growth Hormone Deficiency (GHD)? Growth hormone is essential in overall endocrine health, promoting growth and maintaining normal body composition, cardiovascular function, and metabolism. For children with GHD, their bodies do not make or release enough growth hormone to keep up with normal growth, strength or body fat distribution. Children with GHD are characterized by short stature, metabolic and cardiovascular abnormalities, cognitive deficiencies, and poor quality of life. Children with GHD may experience: • Short stature • Delayed puberty • Bone development challenges • Decreased muscle mass and weakness • Emotional challenges • Low blood sugar • Reduced strength and endurance GHD is the most common pituitary hormone deficiency in children, with a prevalence of approximately 1 in 4,000 to 1 in 10,000.1,2 Nearly all forms of congenital GHD are believed to affect males and females equally, yet most societies express greater concern for short stature in males. As a result, the diagnosis of GHD favors males over females. In the National Cooperative Growth Study, 73% of individuals diagnosed with idiopathic GHD were male.3 1. Brinkman JE, et al. Physiology, Growth Hormone. In: StatPearls. Treasure Island (FL): StatPearls Publishing; May 1, 2023. 2. Brod M, et al. Qual Life Res. 2017;26(7):1673-86. 3. National Organization for Rare Disorders (NORD). Rare Disease Database: Growth Hormone Deficiency. Introduction P|ESG Approach Impact Ambitions 11

Growth Hormone Deficiency 2025 Highlights • Since its launch in 2021, Skytrofa® has been prescribed to more than 11,000 patients. • Received FDA approval of Skytrofa® for adult growth hormone deficiency, which represents the first of multiple planned label expansions. • Phase 3 trials with TransCon® CNP in achondroplasia and hypochondroplasia. • Initiated Phase 3 basket trial in four additional indications: idiopathic short stature (ISS), SHOX deficiency, Turner syndrome, and small for gestational age (SGA). About Skytrofa® TransCon® hGH is a prodrug composed of somatropin that is transiently bound to a carrier by a proprietary linker. TransCon® hGH is administered once weekly and is designed to maintain the same mode of action as daily therapies by providing sustained release of active, unmodified somatropin, the same recombinant growth hormone molecule used in the daily hGH therapies that have historically been the standard of care. Our first marketed product, Skytrofa® (lonapegsomatropin; developed as TransCon® hGH) is approved by the FDA for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency or GHD. Skytrofa® is also approved by the FDA for replacement of endogenous growth hormone in adults with GHD. The European Commission (EC) authorized Skytrofa® in the EU for the treatment of children and adolescents 3-18 years of age with growth failure due to GHD. Skytrofa® has also been authorized by other regulatory authorities globally. Skytrofa® is commercially available for prescription in Ascendis Pharma Direct Markets, the U.S., and Germany. Introduction P|ESG Approach Impact Ambitions 12

Hypoparathyroidism What is Hypoparathyroidism? Hypoparathyroidism is a rare endocrine disease, caused by insufficient levels of parathyroid hormone (PTH) in the body.1 The parathyroid glands lie behind the thyroid gland in the neck. They produce PTH, which is the primary regulator of calcium and phosphate in the body by acting directly on bones and kidneys and indirectly on the intestine.2,3 If the parathyroid glands are removed, destroyed or defective, this may lead to insufficient levels of PTH.2,4 Hypoparathyroidism can arise from genetic causes, autoimmune causes and other causes. Most commonly, hypoparathyroidism results following neck surgery constituting approximately 75% of all cases.2,5 The number of individuals living withhypoparathyroidism is estimated to be ~0.8M—1.1M across Ascendis Pharma’s geographic regions*. Hypoparathyroidism affectsnumerous systems in the body and is associated with a range of short-term symptoms and long-term complications.2,4,6 Brain • Symptoms of anxiety and depression • Fatigue • Cognitive impairment, ‘brain fog’ Central nervous system • Seizures • Calcifications • Parkinsonism or dystonia Lungs • Laryngospasm Kidneys** • Nephrocalcinosis • Kidney stones • Chronic kidney disease Peripheralnervous system • Paresthesia • Muscle cramps • Tetany Eyes • Cataracts • Papilledema Teeth • Altered tooth morphology Heart • Cardiac arrhythmias • Hypocalcaemia associated dilated cardiomyopathy Skin • Dry skin •Pustular psoriasis Brittle nails and prone to onycholysis • Coarse, thin hair Musculoskeletal • Myopathy • Spondyloarthropathy * Germany, Austria, France, Spain, Portugal, Italy, United Kingdom, Switzerland, Belgium, Netherlands, Luxembourg, Denmark, Finland, Iceland, Norway, Sweden, U.S., LATAM/Canada, CEE/Eurasia, MENA, ANZ, Israel, South Korea, Japan, China. ** These manifestations are mostly the result of treatment with calcium and active vitamin D rather than of the disease itself. 1. Bollerslev et al. European Society of Endocrinology Clinical Guideline: Treatment of chronic hypoparathyroidism in adults. Eur J Endocrinol. 2015 Aug;173(2):G1-20. 2. Brandi ML et al. Summary Statement and Guidelines. The Journal of Clinical Endocrinology & Metabolism. 2016 Jun 1;101(6):2273–83. 3. Chen K et al. Clinical burden and healthcare resource utilization among patients with chronic hypoparathyroidism, overall and by adequately vs not adequately controlled disease: a multi-country chart review. Journal of Medical Economics. 2019 Jun 17;22(11):1141–52. 4. Mannstadt M et al. Hypoparathyroidism. Nat Rev Dis Primers. 2017 Aug 31;3:17055. 5. Clarke BL, et al. Epidemiology and Diagnosis of Hypoparathyroidism, The Journal of Clinical Endocrinology & Metabolism, Volume 101, Issue 6, 1 June 2026, Pages 2284-2299. 6. Shoback DM et al. Presentation of Hypoparathyroidism: Etiologies and Clinical Features. J Clin Endocrinol Metab. 2016;101(6):2300-12. Introduction P|ESG Approach Impact Ambitions 13

Hypoparathyroidism 2025 Highlights • 2025 was the first full year of the U.S. launch, with more than 5,300 patients being prescribed Yorvipath® by more than 2,400 unique prescribers. • Outside the U.S. and select EU countries, we have expanded our international sales footprint with distribution agreements in place covering more than 75 countries and a commercial launch in Japan through our partner Teijin. • The PaTHway60 Trial is an ongoing safety and efficacy trial to enable dose titration up to 60 mcg/day in adults with hypoparathyroidism, intended to support U.S. label expansion. • The PaTHway Adolescent Trial is an ongoing trial intended to support U.S. label expansion to include the treatment of adolescents with hypoparathyroidism 12 to less than 18 years of age. About Yorvipath® TransCon® PTH (palopegteriparatide) is a prodrug of PTH (1-34), administered once daily and designed to provide sustained release of active PTH to maintain continuous exposure within the physiological range for 24 hours/day in individuals with hypoparathyroidism, thereby more fully addressing aspects of the disease. Yorvipath® (palopegteriparatide; developed as TransCon® PTH) is approved by the U.S. Food & Drug Administration (FDA) and authorized by the European Commission (EC) and other regulatory agencies for the treatment of adults with hypoparathyroidism. Yorvipath® is commercially available in the U.S. and Japan, and in the European Union (EU) in Germany, Austria and Spain. It is also available in more than 30 countries through Named Patient Programs. Introduction P|ESG Approach Impact Ambitions 14

Living with Hypoparathyroidism – Sabine’s Story Sabine has been living with hypoparathyroidism for 17 years. She is 66 years old. She describes her journey as a long and challenging path back to a self-determined life. Her story began in January 2008, when she underwent thyroid surgery because of multiple nodules. Shortly afterward, it was discovered that her parathyroid glands no longer worked. Overnight, her life changed. “I experienced constant fatigue and lethargy. What affected me most was the change in my personality. I barely recognized myself.” Sabine recalls. Tasks that once brought her joy, such as exercising or spending time with her family, suddenly became exhausting. Everyday activities, even walking short distances, left her breathless, with her heart racing and her energy depleted. She remembers feeling anxious in situations that had never worried her before, for example driving alone or going into the city. Her condition affected her family as well. Her husband had to take on additional responsibilities and provide continuous emotional support. At times he felt he no longer recognized the life they once shared, because the illness changed their routines and Sabine’s overall well-being. Conventional therapy with oral calcium and active vitamin D initially provided only short-term relief. Over time, Sabine became frustrated and saddened as she watched her quality of life decline. “I noticed every day what hypoparathyroidism was doing to me and to my body,” she explains. She struggled with muscle cramps, tingling and painful spasms in her hands. Fatigue and emotional strain added to the burden. The symptoms were invisible to others. Communicating the severity of her condition was often difficult. Sabine My motto is: I only have this “one life and even with a chronic condition, I want to make the very best of it. “ Introduction P|ESG Approach Impact Ambitions 15

Living with Hypoparathyroidism – Sabine’s Story Sabine remained determined to regain control. She actively sought help from specialists, wrote letters and advocated for the care she needed. “I reached a point where I was desperate. I wrote to my endocrinologist: I have palpitations. I feel depressed. I used to be agile and joyful. Now I am sad and unmotivated. Please help me.” Her persistence became the key to finding the right support and guidance. Today, Sabine looks back with resilience and hope. She emphasizes the importance of understanding and compassionate healthcare. “Hypoparathyroidism is not just about lab values. It affects every part of your life, physically, mentally and emotionally. It is crucial to find doctors who truly listen.” Sabine’s story shows how a chronic and invisible condition can change a person’s daily life, personality, and independence. Through determination, self-advocacy and appropriate care, she learned to navigate the challenges of hypoparathyroidism while protecting her spirit and sense of identity. Introduction P|ESG Approach Impact Ambitions 16

Achondroplasia What is Achondroplasia? Achondroplasia is a rare genetic condition arising from a systemic fibroblast growth factor receptor 3 (FGFR3) variant that leads to an imbalance in the effects of the FGFR3 and C-type natriuretic peptide signaling pathways, estimated to affect more than 250,000 people worldwide.1-11 While historically considered a skeletal condition, the FGFR3 variant seen in achondroplasia is expressed in tissues throughout the body, causing serious muscular, neurological, and cardiorespiratory complications in addition to skeletal dysplasia.1-8 Medical complications of achondroplasia vary across different stages of life.4,19 Throughout infancy and childhood, observed complications include spinal abnormalities, enlarged brain ventricles, impaired muscle strength and stamina, hearing deficits and chronic ear infections, upper airway obstructions, sleep-disordered breathing, hip problems, leg bowing, and chronic pain; many of these persist or worsen in adulthood.4,12,10 These medical complications can have detrimental effects on quality of life, physical functioning, and psychosocial function.1,2,4,18,19 Individuals with achondroplasia often require multiple surgeries and procedures to alleviate the condition’s many complications.6 Condition overview and medical complications A rare genetic condition that leads to well-characterized skeletal dysplasia and serious muscular, neurological, and cardiorespiratory complications. Achondroplasia arises from a systemic variant in the FGFR3 gene4,8 leading to the constitutive activation of FGFR3.9-11 FGFR3 is expressed in multiple tissues throughout the body.1-4,8 Achondroplasia is the most common form of short- limbed disproportionate short stature.4 Other clinical manifestations include:4,12,10 • Shortening of proximal long bones • Spinal abnormalities • Tibial bowing Achondroplasia affects more than 250,000 people worldwide2,5, with an estimated pediatric (<18 years) prevalence of: US – 3.5 in 100,000.a,14,15 Europe – 3.3 in 100,000.16,17 Clinical manifestations of achondroplasia are associated with a wide range of significant, potentially life-threatening medical complications that negatively impact health-related quality of life.1,2,4,18,19 CNP, c-type natriuretic peptide; FGFR3, fibroblast growth factor 3. a. Estimated prevalence rate is based on the United States Census Bureau; Komodo claims data (range from January 2016 to March 2025) in addition to Stevenson et al. 201210 and Waller et al. 2008.11 1. Ireland PJ, et al, Appl Clin Genet. 2014;7:117-25; 2. Horton WA, et al, Lancet. 2007; 2007;370(9582):162-72; 3. Sims D T, et al, J Appl Physiol. 2018; 124(3): 696-703; 4. Pauli RM, Orphanet J Rare Dis 2019; 5. Baujat G, et al, Best Pract Res Clin Rheumatol 2008; 22(1): 3-18. 6. Savarirayan R, et al, Nat Rev Endocrinol. 2022;18(3):173-89. 7. Cormier-Daire V, et al, OrphanetJ Rare Dis. 2022;17(1):293. 8. Cormier-Daire V, et al, Orphanet J Rare Dis. 2021;16(1):333. 9. Wrobel W, et al. Int J Mol Sci 2021; 22(11). 10. Rintz E, et al. Int J Mol Sci 2022; 23(11). 11. Krejci P, et al. PLoS One 2008; 3(12): e3961. 12. Hoover-Fong J, et al, Bone 2021; 146: 115872. 13. Shelmerdine SC, et al, Am J Med Genet A 2016; 170(8): 2039-43. 14. Stevenson DA, et al. Am J Med Genet A 2012; 158A(5): 1046-54. 15. Waller DK, et al. Am J Med Genet A 2008; 146A(18): 2385-9. 16. Coi A, et al. Am J Med Genet A. 2019; 179(9):1791–8. 17. Stoll C, et al. Eur J Med Genet. 2022; 65(11):104612. 18. Murton MC, et al. Adv Ther 2023; 40(9): 3639-80. 19. McGraw SA, et al, Adv Ther 2022; 39(7): 3378-91. Introduction P|ESG Approach Impact Ambitions 17

Achondroplasia 2025 Highlights TransCon® CNP • Submitted new drug application (NDA) to the U.S. Food and Drug Administration (FDA). • Submitted marketing authorization application (MAA) to the European Medicines Agency (EMA). • Pivotal ApproaCH Trial demonstrated significant improvements in linear growth and body proportionality, as well as benefits beyond linear growth compared to placebo. • Analyses from our pivotal ApproaCH Trial showed that children treated with TransCon® CNP had improvements in the Physical Functioning domain of the Achondroplasia Child Experience Measure (ACEM-PF), with greatest benefits in younger children who had the most pronounced leg bowing angulation (≥5 degrees) at baseline, supporting benefits beyond linear growth. • Long-term extension data suggests durable effect of TransCon® CNP monotherapy up to 3 years of treatment. TransCon® CNP & TransCon® hGH Dual Therapy • Week 26 data from our Phase 2 COACH trial studying TransCon® CNP in combination with TransCon® hGH demonstrated that TransCon® hGH boosted treatment benefits of TransCon® CNP, resulting in significant growth and proportionality improvements in children with achondroplasia, with a safety and tolerability profile consistent with those observed for TransCon® hGH and TransCon® CNP monotherapies. • Submitted a protocol and held an end-of-Phase 2 meeting with the FDA regarding a Phase 3 trial of TransCon® CNP and TransCon® hGH in pediatric achondroplasia. • Submitted an application to investigate TransCon® CNP alone and in combination with TransCon® hGH for the treatment of hypochondroplasia. About TransCon® CNP TransCon® CNP (navepegritide) is an investigational prodrug of C-type natriuretic peptide (CNP) administered once weekly, designed for continuous inhibition of the overactive FGFR3 pathway in achondroplasia by providing continuous exposure of active CNP to receptors on tissues throughout the body. TransCon® CNP is currently under review in the U.S. and the EU for the treatment of children with achondroplasia. About TransCon® CNP and TransCon® hGH Dual Therapy TransCon® CNP provides holistic treatment of achondroplasia and enables complementary effect of TransCon® hGH. In achondroplasia, overactive FGFR3 signaling acts as a brake, inhibiting bone growth1,2. TransCon® CNP releases the brake enabling GH to accelerate outcomes. 1. Rintz E, et al. Int J Mol Sci. 2022; 23(11); 2. Krejci P, et al. PLoS One. 2008; 3(12): E3961. Introduction P|ESG Approach Impact Ambitions 18

Pipeline

Our pipeline of TransCon® therapies is driven by the flexibility of our innovative drug development platform and our aim to improve patients' lives. Ascendis Pharma and its partners have multiple drug therapies in development. Each product candidate is unique and designed to be a best-in-class therapy.

Endocrinology Rare Diseases		Indication	Status	Region
Lead indication	TransCon® CNP	Achondroplasia (children aged 2-11)	NDA and MAA accepted	Multinational
	TransCon® CNP	Achondroplasia (children)	Long-Term Extension Trial	Multinational
Label Expansion	TransCon® hGH	Turner Syndrome (children aged 1-10)	Phase 2	U.S.
	TransCon® hGH	Multi-indication (children aged 2-17)	Phase 3	Multinational
	TransCon® PTH	Hypoparathyroidism (adults)	Phase 3	U.S.
	TransCon® PTH	Hypoparathyroidism (adolescents)	Phase 3	Multinational
	TransCon® CNP	Achondroplasia (infants)	Pivotal Phase 2	Multinational
	TransCon® CNP	Achondroplasia (adolescents)	Pivotal Phase 2b	Multinational
	TransCon® CNP	Hypochondroplasia (children aged 2-18)	Phase 3	Multinational
	TransCon® CNP + TransCon® hGH	Achondroplasia (children aged 2-11)	Phase 2	Multinational
	TransCon® CNP + TransCon® hGH	Achondroplasia (children aged 2-18)	Phase 3	Multinational
	TransCon® CNP + TransCon® hGH	Hypochondroplasia (children aged 2-18)	Phase 3	Multinational
Partner Programs	TransCon® hGH	Pediatric GHD	BLA submitted	China
	TransCon® hGH	Pediatric GHD	Phase 3	Japan
	TransCon® PTH	Hypoparathyroidism (adults)	Completed Phase 3	China
	TransCon® CNP	Achondroplasia	Completed Phase 2	China
	TransCon® CNP	Achondroplasia	Phase 3	Japan
Oncology		**Indication**	**Status**	**Region**
Lead Indication	TransCon® IL-2 β/γ	Various tumor types	Phase 2	Multinational

Note: The above chart lists our current clinical interventional trials related to the disclosed indications. Other ongoing clinical or observational studies not expected to directly support regulatory submissions are not disclosed.

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2025 Corporate Responsibility & P|ESG Highlights In 2025, we continued to advance our Corporate Responsibility and P|ESG efforts, focusing on strengthening existing processes and maintaining alignment with evolving regulatory and stakeholder expectations. Patients • Launched Yorvipath® in the U.S., Austria and Spain. • Launched TransCon® hGH for adult GHD patients in the U.S. • Submitted TransCon® CNP NDA to FDA. • Submitted TransCon® CNP MMA to EMA. • Launched second generation auto-injector for Skytrofa®. • Continued support through Named Patient Programs across Europe and International Markets for TransCon® PTH and TransCon® hGH. • Yorvipath® patient support launched in the U.S. • Continued collaborative relationships with Patient Advocacy groups. • Continued activities for long-term Skytrofa® registries in the U.S. and support to German registry INSIGHTS-GHT. • Launched the Patient Support Program in Spain for patients under Yorvipath® treatment. Environmental • Successfully reported on our Scope 1 and 2 emissions data, representing climate impacts related to on-site energy consumption and purchased electricity, heat and cooling. Social • Successfully hired and onboarded 319 employees. • Continued focus on the attraction and retention of talent. • Focus on capability building in the organization – delivered training programs on Leadership Development, Employeeship, Project Management and the Let’s Talk concept. Governance • Further strengthened compliance implementation to support decision-makers in doing the right thing for the patients. • Established Compliance Committees in European Direct Markets. • Finalized the first version of an approved list of vendors of animal matrices and implemented this list at internal laboratories. Introduction P|ESG Approach Impact Ambitions 20

Our Corporate Responsibility & P|ESG Approach

Our 2025 Corporate Responsibility & P|ESG Report is structured around our four key focus areas: Patients, Environmental, Social and Governance. Through these pillars, we aim to uphold our environmental and social license to operate while supporting long-term value creation for both our operations and the patients we serve.

About this Report

This report reflects our continued commitment to transparency and accountability as we work toward alignment with evolving sustainability regulations, including the European Union's Corporate Sustainability Reporting Directive (CSRD). We recognize the increasing expectations of the users of this report and our affected stakeholders and remain committed to meeting these responsibly.

In 2024, we completed a pilot Double Materiality Assessment (DMA) to begin identifying and evaluating our potentially material impacts, risks and opportunities. While this provided valuable early insights, 2025 brought significant regulatory developments, particularly the ESRS revisions introduced through the Omnibus Directive, which resulted in substantial changes to reporting expectations and methodologies. Given this shifting landscape, we chose not to conduct a full DMA in 2025. Instead, we deliberately paused to allow the regulatory framework to stabilize and to ensure that our future assessment is performed using the most up-to-date requirements and best practices, while continuing to seek a meaningful balance between Ascendis Pharma's strategic priorities and focus areas and the evolving reporting requirements. In the meantime, we remain committed to refining our methodology and improving the accuracy and relevance of our current and future disclosures.

As part of our continued due diligence efforts, this report presents our key P|ESG topics, our primary P|ESG risks and an overview of the policies, processes and performance that underpin our work. It also outlines forward-looking ambitions across each pillar of our framework. Each section includes updates on the commitments we made last year, and the progress made toward achieving them. While not all ambitions were fully met due to a combination of internal priorities and external developments, we remain committed to continuous improvement and transparency as we navigate an evolving regulatory environment and a dynamic business landscape.

We appreciate your understanding as we continue to mature our approach to corporate responsibility.



Vision & Values
Patients
Clinical Trials
Product Safety
Access & Affordability
Patient & Caregiver Engagement
Environmental
• Climate Impact
• Suppliers & Business Partners
Social
• Employee Engagement & Development
• Inclusive Culture
• Health & Safety
• People in our Value Chain
• Human Rights
Governance
• Business Conduct & Ethics
• Anti-Corruption & -Bribery
• Responsible Marketing
• Data Governance
• Cybersecurity
• Animal Welfare
Due Diligence, Double Materiality
Reporting & Communication

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P|ESG Governance Corporate Responsibility and P|ESG reporting at Ascendis Pharma is supported by a governance structure that promotes a collaborative and integrated approach across the organization. The Ethics & Compliance Committee, which includes members of Executive Management, continues to play a key role in providing strategic oversight of Corporate Responsibility & P|ESG priorities. As regulatory expectations evolve, particularly in relation to the CSRD, we remain focused on strengthening internal processes and building the appropriate foundations for future reporting and assurance requirements. Members of the Executive Management Team are actively involved in shaping our approach to identifying and addressing key P|ESG impacts, risks and opportunities. The Corporate Responsibility & P|ESG Team supports the agenda across the organization, working closely with relevant business process owners and subject matter experts to develop and implement the Corporate Responsibility & P|ESG framework. This cross-functional collaboration supports alignment with organizational priorities and ensures consistent data collection and accurate reporting. This governance framework reflects our commitment to advancing Corporate Responsibility & P|ESG integration throughout Ascendis Pharma while preparing for evolving regulatory and stakeholder expectations. Board Committees (ESG relevant) Audit Committee Nominating and Corporate Governance Committee Remuneration Committee Board of Directors Oversees strategy and approach Executive Management Team Approves P|ESG strategy Ethics & Compliance Committee Defines P|ESG strategy and oversees implementation Corporate Responsibility & ESG Team Facilitates P|ESG strategy and oversight, guides and enables Business Process Owners Ascendis Pharma Business Process Owners Introduction P|ESG Approach Impact Ambitions 22

Key Topics

As part of our ongoing commitment to P|ESG and reporting on the topics that matter most to our business and the patients we serve, we maintain our focus on the key areas identified as priorities for Ascendis Pharma and our stakeholders, considering both impact and relevance to our operations.

Patients

Clinical Trials	Page 27	Supporting that clinical trials protect participant safety and well-being while generating reliable data on the effectiveness and safety of our medicines across diverse demographic groups.
Product Safety	Page 28	Maintaining high standards in the development, manufacturing and distribution of pharmaceutical products to ensure their safety, efficacy and consistency.
Access & Affordability	Page 28	Managing the cost of pharmaceutical products and establishing responsible pricing strategies while ensuring long-term operational viability.
Patient & Caregiver Engagement	Page 29	Involving patients and their caregivers in decision-making processes, clinical trials and healthcare solutions to improve patient-centered care.

Environmental

Climate	Page 33	Mitigating the impacts of climate change, including eventually reducing greenhouse gas emissions and promoting corporate responsibility in operations and supply chains.

Social

Employee Engagement & Development	Page 37	Nurturing a workforce that is engaged, skilled and motivated by offering opportunities for professional growth, fostering innovation and promoting a positive workplace culture.
Inclusive Culture	Page 38	Fostering an inclusive workplace culture that values variety of backgrounds and perspectives, ensures equal opportunities for all and promotes a sense of belonging for employees.
Health & Safety	Page 38	Prioritizing the well-being of employees by implementing health and safety measures in all aspects of our business.
People in our Value Chain	Page 40	Addressing the impact of the operations of Ascendis Pharma on various stakeholders within the value chain, including suppliers, distributors and local communities.
Human Rights	Page 40	Respecting and upholding fundamental human rights in all business activities to ensure fair treatment and ethical conduct.

Governance

Business Conduct & Ethics	Page 43	Upholding high standards of ethical behavior and integrity in all aspects of business, including interactions with customers, competitors and stakeholders.
Anti-Corruption & -Bribery	Page 45	Implementing applicable anti-bribery and anti-corruption measures to ensure transparent, ethical and lawful business practices.
Responsible Marketing	Page 45	Promoting pharmaceutical products in a regulatory compliant manner, adhering to industry standards and regulations.
Data Governance	Page 46	Ensuring the responsible collection, storage and use of data, while safeguarding the privacy and security of sensitive information.
Cybersecurity	Page 46	Safeguarding our digital infrastructure and sensitive information through robust measures that prevent and mitigate cybersecurity risks.
Animal Welfare	Page 48	Ensuring the ethical treatment and welfare of animals involved in research, development and testing processes.

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P|ESG Risks

Given the nature of our business, we face a range of ESG risks. Proactively addressing these risks – especially those with the potential to influence our operations – supports continuity and helps safeguard the reputation of Ascendis Pharma.

	Risk Description	Impact	Mitigating Actions
Patients	At Ascendis Pharma, innovation is fundamental to delivering solutions for unmet medical needs. If not effectively managed, it could hinder our ability to advance new therapies.	If innovation processes are not well managed, development timelines may slow, and access to important treatments may be limited, potentially affecting patient outcomes and satisfaction.	We support strong product innovation through rigorous R&D practices. By involving patients, we ensure our innovations reflect their needs and preferences, enabling us to deliver meaningful therapeutic solutions.
Environmental Impact	Our laboratory operations may generate environmental impacts if not properly controlled and monitored.	Unmanaged impacts could lead to environmental harm, regulatory non-compliance and reputational damage, affecting our credibility as a responsible company.	We comply with all applicable environmental regulations and standards. We also maintain and regularly upgrade laboratory equipment and implement safety plans to reduce potential adverse impacts.
Employee Attraction and Retention	Rapid organizational growth combined with a competitive labor market may challenge our ability to attract and retain the talent needed to support scaling.	Difficulties in hiring and retaining qualified employees may limit our ability to innovate and meet strategic goals, ultimately affecting our growth trajectory.	We prioritize employee development and well-being, fostering an inclusive and engaging workplace. We emphasize equal opportunities, structured career development and meaningful advancement paths. Competitive compensation packages, including short- and long-term incentives, support talent retention.
Business Conduct	Employee failure to adhere to applicable laws, regulations or ethical standards presents a risk of misconduct within the organization.	Unethical or illegal behavior by employees could result in legal or regulatory penalties, financial losses and reputational harm for Ascendis Pharma and associated stakeholders.	We develop relevant and tailor-made compliance programs and ensure awareness and training.
Responsible Marketing	Interactions with Healthcare Professionals (HCPs), Healthcare Organizations (HCOs) and patients may pose risks of improper conduct, such as inappropriate payments, gifts or influence.	Improper marketing activities may lead to legal, regulatory or reputational consequences, putting our relationships with HCPs, HCOs and patients at risk and undermining trust in our products.	We establish relevant policies and procedures and ensure their implementation through targeted training, particularly for employees in higher-risk roles.
Supply Chain	We rely on suppliers with the risk that they may not maintain full compliance with applicable laws and regulations.	Non-compliance by suppliers could lead to supply disruptions, regulatory consequences and reputational damage, affecting the reliability of our product supply.	We uphold compliance through our contractual frameworks and supplier oversight processes, supported by a Whistleblower Hotline. We ensure responsible sourcing and adherence to relevant requirements.
Human Rights	Given that all our manufacturing is outsourced, there is a risk that external partners may not consistently uphold expected human rights standards.	Any human rights violations within our supply chain could harm our reputation, threaten our license to operate and erode stakeholder trust.	To prevent human rights violations, we engage employees in regular awareness training, supported by an accessible Whistleblower Hotline where concerns about unethical or illegal behavior can be reported.

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Patients Patient Focus Clinical Trials • Clinical Trial Safety, Data Integrity and Transparency • Clinical Trial Representation Product Safety Access & Affordability • Named Patient Programs • Access Support in the U.S. Patient & Caregiver Engagement • Patient Support Programs – EU Direct Markets • Patient Registry Introduction P|ESG Approach Impact Ambitions 25

At Ascendis Pharma, patients are at the heart of all that we do. From the development of safe and effective medicines to their responsible commercialization, we strive to understand, support and advocate for the communities we serve. Listen No one knows the disease journey better than patients, families and caregivers. Understanding their needs and experiences provides critical insights that shape our work. Learn As a patient- and science-driven company, we actively seek to expand our knowledge through advisory boards, market research and community engagement. Advocate We collaborate to drive awareness and advance shared goals. By working together, we aspire to create lasting positive impact for those who rely on our therapies. Introduction P|ESG Approach Impact Ambitions 26

At the heart of our decision-making is a steadfast commitment to addressing unmet medical needs and improving the lives of patients. We work to unlock the full potential of our products and product opportunities, ensuring they deliver meaningful benefits. This patient-centric focus is not only integral to our mission and values, it is a guiding principle that informs every aspect of our work. It drives us to develop safe and effective medicines and to commercialize them responsibly so we can make a positive and lasting impact on patients' lives.

The Patients chapter of this report reflects this commitment and highlights our efforts across the following key areas:

- Clinical Trials
- Product Safety
- Access & Affordability
- Patient & Caregiver Engagement

We also provide insight into our broader business governance and policies. For further information, we encourage readers to consult our Code of Business Conduct & Ethics, which includes a range of publicly available policies.

Clinical Trials

Clinical Trial Safety, Data Integrity and Transparency

As a science-based company, we are dedicated to conducting trials with high quality and respect for the participants and the scientific hypothesis being evaluated.

Ascendis Pharma aims to follow the principles of the Declaration of Helsinki and all relevant ethical standards, laws and regulations when conducting clinical trials with patients or volunteers. This entails always obtaining approval for the trial from regulatory authorities and ethics committees. Our priority is to safeguard the rights, safety and well-being of all participants, including ensuring fully informed consent is collected from participants prior to trial start. To the extent possible we are fully committed to providing our trial participants post-trial access to the medication until marketed either in long-term open-labels cohorts or through local early access programs.

Fully dedicated to disclosing clinical trial designs

To protect the integrity of clinical data and outcomes, we have established robust and risk-based processes for collecting, processing, monitoring and analyzing information. In many instances, we collaborate with third-party vendors who act on our behalf. We hold them to the same high standards as we do ourselves. Before partnering with them, we carefully assess their commitment to quality and compliance. Afterward, we monitor that these standards are met through established oversight and audit processes. This monitoring involves various levels of the organization, including senior management, through vendor governance models.

We believe in clinical trial transparency as a scientific, ethical and legal commitment and are fully dedicated to disclosing clinical trial designs, results and outcomes through relevant channels, including scientific journals, conferences and public databases.

Clinical Trial Representation

We recognize the important role of patient representation in clinical trials, including in the rare disease area, which in itself presents unique challenges and opportunities. Recruiting a meaningfully representative patient population can be difficult due to the small numbers affected by rare diseases. However, our work in this area has led us to expand recruitment efforts, allowing us to reach patients from a variety of social backgrounds, ethnicities and nationalities to further strengthen the outcomes of our clinical trials.

Because rare disease patients are frequently seen at centralized treatment centers, we provide necessary and relevant support.

We are also committed to exploring decentralized clinical trials to further enhance inclusivity. Decentralization strategies, like direct-to-patient shipping of study medications and virtual site visits, allow patients to participate from a distance, reducing barriers tied to travel and proximity to trial sites. However, these models introduce risks and compliance considerations that we carefully assess to uphold patient safety and data integrity.

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Lastly, we recognize that the broader challenge of finding trial sites that serve a representative range of populations is a global issue that calls for collaborative action between industry and national regulatory agencies to improve inclusivity in clinical research.

Product Safety

At Ascendis Pharma, patient safety remains at the core of everything we do. We operate in compliance with all relevant health and safety regulations to ensure that our products consistently uphold high standards of quality, safety and efficacy.

We maintain robust systems for monitoring and managing any adverse events connected to our products and services. Our Global Safety Database serves as a central platform for collecting and processing adverse event data. By analyzing aggregated reports and engaging in signal detection activities, we proactively identify emerging safety trends or potential risks. When a safety signal is observed, it is carefully assessed, and appropriate measures are taken to address them. These may include notifications to healthcare professionals, communication with regulatory authorities, or broader public notifications as needed.

Our safety measures include ongoing monitoring of reported adverse events, supported by regular updates and safety guidance when required. We conduct thorough investigations and implement corrective and preventive actions to maintain high levels of product safety. To reinforce our commitment to safety, we provide regular pharmacovigilance training to employees and relevant external partners.

Through these measures, we strive to safeguard patient well-being and ensure that healthcare professionals have accurate and timely information regarding the safety profile of our products.

We operate in alignment with the following quality and safety frameworks:

- Good Clinical Practice (GCP)
- Good Laboratory Practice (GLP)
- Good Manufacturing Practice (GMP)
- Good Distribution Practice (GDP)
- Good Pharmacovigilance Practice (GVP)
- Requirements for the development of combination products

Additional details and related policies can be found in our Code of Business Conduct & Ethics.

Access & Affordability

At Ascendis Pharma, we are committed to advancing timely access to our innovative medicines for patients. Where possible, we work to help address access-related barriers that may limit availability for patients and healthcare providers.

Named Patient Programs

For some countries there is a significant gap between regulatory approval and product availability. In 2025, Ascendis Pharma continued to support hypoparathyroid patients with immediate treatment needs through Named Patient Programs, setting up logistical frameworks to respond to physician requests wherever feasible. In these programs, it is the physicians who take the lead, coordinating with healthcare systems to ensure access.

Access support in the U.S. – Ascendis Signature Access Program® (ASAP)

In 2025, we advanced our commitment to patient access by fully executing the Yorvipath® patient support launch in the U.S. Building on the foundation laid in late 2024, we delivered a comprehensive, high-touch support model that has already begun to make a meaningful difference for patients and healthcare providers navigating this new therapy.

As we look ahead, we remain focused on further refining our offerings to meet the evolving needs of patients prescribed Ascendis Pharma medications. This includes continued enhancements to our services, technology and support model to ensure every patient receives timely, reliable and compassionate assistance throughout their treatment journey.

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Patient & Caregiver Engagement

Over the past year, we strengthened our commitment to improving the lives of individuals living with rare diseases by continuing to engage with the patient and caregiver communities we serve. Their lived experiences remain central to how we design, deliver and refine innovative healthcare solutions. Through ongoing collaboration with advocacy groups, advisory panels and community partners, we ensure that patient perspectives meaningfully inform our scientific and strategic priorities.

In 2025, we further advanced our efforts to build trusted, long-term relationships with advocacy organizations. By listening closely to their evolving needs and supporting initiatives that elevate community voices, we worked to amplify their impact across the healthcare ecosystem. These partnerships remain essential in addressing shared challenges and shaping patient-centered initiatives that create real-world value.

Continue evolving our approach to make a lasting, meaningful difference

As we continue expanding our commercial presence in select global markets, we remain focused on ensuring equitable access for underserved communities. Our work is guided by a commitment to ethical collaboration, transparent communication and unwavering respect for regulatory and industry standards. Every interaction with patient organizations reflects our belief that meaningful progress happens only when we work in true partnership.

Our 2026 ambitions build on the foundation of championing ethical, evidence-driven scientific exchange, strengthening collaboration with healthcare professionals and advancing insights that uplift rare disease communities. By remaining aligned with our core values of trust, integrity and collaboration, we will continue evolving our approach to make a lasting, meaningful difference in the lives of the individuals and families we serve.

Patient Support Programs - EU Direct Markets

Driven by our commitment to ensuring patient safety, Ascendis Pharma may offer Patient Support Programs (PSP) aimed at improving treatment adherence, enhancing clinical outcomes and empowering patients to effectively manage their disease. Studies consistently indicate that such programs have positive effects on patients' adherence to medications, increasing satisfaction and improving their health-related quality of life. Additionally, these programs have demonstrated improvements in clinical outcomes and have reduced resource utilization leading to cost savings.

In other words, such programs may provide the following benefits:

- Education and training
- Improved treatment adherence
- Emotional, lifestyle and psychological support
- Patient empowerment with knowledge and resources
- Enhanced patient satisfaction
- Reduced healthcare expenses
- Enhanced health outcomes

Depending on local implementation, Ascendis Pharma PSPs may include elements such as:

- Education and training on device handling and injection technique
- Emotional and practical support services from trained personnel
- Educational materials
- Regular monitoring to improve therapeutic adherence and patient understanding

Currently, Ascendis Pharma has established PSPs in Germany and Austria, supporting patients across both hypoparathyroidism and growth hormone deficiency. Across these markets, the programs support nearly 400 patients and focus on education and guidance related to safe product use.

In 2025, a PSP was also launched in Spain to support patients with chronic hypoparathyroidism, supporting safe and correct use of the pre-filled Yorvipath® pen by patients in the initial phase after treatment start and when insecurities or problems arise.

Through these patient support initiatives, Ascendis Pharma seeks to contribute to patient safety, while respecting local regulations and ensuring that all activities are implemented in a compliant and responsible manner.

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Patient Registry

Patient registries allow us to learn from patients' lived experiences beyond the clinical trial setting. By following patients over time, registries provide valuable insights into long-term safety, effectiveness and quality-of-life outcomes, helping to inform better care and support more patient-centered treatment decisions.

In 2025, Ascendis Pharma continued advancing its patient registry initiatives to strengthen real-world evidence in growth hormone therapy. Through ongoing observational studies in the U.S. and Germany, we are generating long-term data to enhance understanding of treatment outcomes in routine clinical practice and support informed decision-making for patients, healthcare professionals and other stakeholders.

Overview of Patient Registries

Registry Name	Geography	Therapy	Study Type	Participation	Key Focus Areas	Study Timeline
SkybriGHt	U.S.	Skytrofa®	Non-interventional, observational	Part of 27 participating U.S. sites; pediatric patients prescribed Skytrofa®	Long-term safety and effectiveness, including patient-focused outcomes such as quality of life	• Initiated in 2023 • Recruitment ongoing until Q1 2028 • Minimum follow-up of five years
SkyPASS	U.S.	Skytrofa®	Non-interventional, observational	Part of 27 participating U.S. sites; pediatric patients prescribed Skytrofa®	Long-term safety and effectiveness, including follow up on neoplasms and type 2 diabetes development	• Initiated in 2023 • Recruitment ongoing until Q1 2028 • Minimum follow-up of five years
INSIGHTS-GHT	Germany	Multiple growth hormone products, including Skytrofa®	Prospective observational, cross-product registry	33 participating German centers	Long-term efficacy and safety, including patient-focused outcomes such as quality of life	• Initiated in 2022 • Minimum follow-up of three years

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2025 and 2026 Corporate Responsibility and P|ESG Ambitions

2025 Ambitions	Status	Description	2026 Ambitions
Review the material impacts, risks and opportunities related to our patients as part of our 2025 DMA.	In progress	Significant regulatory developments, including the evolving CSRD and ESRS requirements, led us to pause our DMA work to ensure alignment with updated regulatory expectations and the Ascendis Pharma strategy.	Continue to refine our approach to identifying and prioritizing patient-related impacts, risks and opportunities that support our patient-centric strategy. Continued enhancements to our services, technology and support model to ensure every patient receives timely, reliable and compassionate assistance throughout their treatment journey. Amplify awareness of unmet medical needs in growth disorders through publication of scientific data, educational events to reinforce scientific credibility and sustained engagement with patients and HCPs.
Monitor the regulatory landscape and seek input from industry peers and patient advocacy groups on the developing field of population diversity in clinical trials with specific focus on rare diseases, including oncology.	In progress	Due to shifting regulatory expectations around population diversity in clinical trials, industry activity in this area has slowed. We are currently maintaining a monitoring position, tracking evolving regulatory frameworks and gathering informal input from peers.	
Establish access pathways to our entire endocrinology portfolio across the world to all patients in need.	In progress	We have been able to create pathways to access in over 75 countries across international markets through strategic partnerships. To date we are treating patients in 25 countries.	
Add innovative technology based on TransCon® to the HCPs' armamentarium, establishing it as the gold standard of care for treating rare endocrine diseases.	In progress	Ascendis Pharma is treating patients globally with TransCon® based products, reflecting continued progress toward establishing these therapies as a standard of care for rare endocrine diseases.	
Champion ethical, meaningful and evidence-driven scientific exchange with HCPs, anchored in our deep knowledge of medical science, to improve outcomes in individuals with rare diseases.	Achieved	Hosted "Innovation through Science" event for endocrinologists and other specialists, fostering dialogue around clinical evidence generated by our data-driven approach, long-term patient benefit with focus on clearly defined unmet medical needs, and responsible innovation through the application of our TransCon® technology to design product candidates around real patient priorities.	

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Environmental Climate Impact Suppliers & Business Partners Introduction P|ESG Approach Impact Ambitions 32

At Ascendis Pharma, we understand the importance of managing our environmental impact across the full value chain. Although we do not own manufacturing sites, we work closely with Contract Development and Manufacturing Organizations (CDMOs), logistics providers, research partners and other third-party collaborators to uphold environmental principles and comply with applicable laws, industry standards and internal guidelines. As we continue to assess our environmental footprint, we are focusing on strengthening our understanding of our impacts so we can identify opportunities for future improvement. As our business grows, we remain committed to exploring opportunities to deepen environmental responsibility across our operations and value chain while maintaining compliance with regulatory expectations. This year’s Environmental chapter provides insights into: • Climate Impact • Suppliers & Business Partners Further details can be found in our Environmental Policy in our Code of Business Conduct & Ethics. Climate Impact Our attention to climate impact spans our offices, laboratories and the broader network of partners that support our work. All our facilities operate in leased spaces, and we continue to integrate sustainability considerations into their management. Over the past year, we collected Scope 1 and 2 emissions data, allowing us to better assess our direct and indirect climate impact. In 2025, total energy consumption increased from 4,880 MWh to 6,397 MWh, alongside an increase in total Scope 1 and 2 emissions from 925 tCO e to 1,124 tCO e. This 2 2 year-on-year increase primarily reflects business growth during the reporting period, including the addition of new office locations and an expanded operational footprint. The resulting increase in absolute emissions is therefore driven by growth in activities rather than changes in operational efficiency. Continue to prioritize improved data robustness Although we do not own or operate manufacturing sites, we remain diligent in understanding the environmental footprint associated with the production and commercialization of our products. This year, we continued collecting greenhouse gas emissions data from our largest CDMOs and logistics providers to strengthen our understanding of the upstream and downstream value chain of our commercially approved products. This ongoing Introduction P|ESG Approach Impact Ambitions 33

effort supports our work toward disclosing applicable Scope 3 emissions in the future.

Our climate initiatives continue to prioritize improved data robustness and strengthened alignment with regulatory requirements, reinforcing our long-term commitment to environmental responsibility.

Suppliers & Business Partners

CDMOs and logistics providers remain essential to our business model, as all product manufacturing activities are outsourced. We expect our suppliers to uphold the same standards we set for ourselves by operating with integrity and adhering to relevant laws, regulations and the principles outlined in the Ascendis Pharma Code of Business Conduct & Ethics.

In 2025, we completed the third round of supplier questionnaires. Building on the foundation established in previous rounds, this cycle focused on refining our approach and improving the consistency of the information collected. As suppliers have become more familiar with the questionnaires and underlying data requirements, responses have become more robust over time. Completing a third cycle has helped us develop a clearer and more consistent view of suppliers' practices across key environmental areas.

Building on this progress, our focus remains on deepening our understanding of environmental impacts, risks and opportunities within our commercial supply chain, particularly related to climate, water, waste and resource management.

Energy	Unit	2024	2025
Energy Consumption Total energy consumption	MWh	4,880	**6,397**

Scope 1 and 2 GHG Emissions	Unit	2024	2025
Scope 1 Gross Scope 1 GHG emissions	tCO_2e	62	**69**
Scope 2 Gross location-based Scope 2 GHG emissions Gross market-based Scope 2 GHG emissions	tCO_2e tCO_2e	862 547	**1,054** **652**
Total Scope 1 and 2 Total Scope 1 and 2 emissions (location-based) Total Scope 1 and 2 emissions (market-based)	tCO_2e tCO_2e	925 609	**1,124** **721**

Accounting principles
The operational control approach is applied to determine organizational boundaries for energy consumption and greenhouse gas emissions. Energy consumption and emissions from sites and assets over which Ascendis Pharma does not have operational control, including subleased areas, are excluded from Scope 1 and Scope 2.

Total energy consumption for our operations is measured based on the use of electricity, heating, cooling and fuel, with data derived from meter readings and invoices. For smaller office spaces where consumption data is not available, energy consumption is estimated by extrapolating energy use per square meter from our Danish office sites, assuming similar usage patterns. For certain German office sites where heating and cooling data is limited, a similar extrapolation method is applied, based on usage patterns from German office sites with complete data.

Scope 1
Scope 1 GHG emissions comprise direct CO_2e emissions from stationary combustion sources at own sites. Mobile combustion emissions are yet to be accounted for.

Scope 2
Scope 2 GHG emissions comprise indirect CO_2e emissions from purchased electricity, heat and cooling at own sites. Both location- and market based GHG emissions are calculated in accordance with the GHG Protocol by multiplying the amount of energy consumed by emission factors derived from national grid averages, regional emission data, or supplier-specific emission factors where available. In the absence of such data, the DEFRA database is utilized.

Total GHG emissions Scope 1 and 2
The sum of our CO_2e emissions for Scope 1 and 2 calculated using both the *Market-based* and the *Location-based* methods.

Total Energy Consumption
The sum of our total energy consumption for Scope 1 and 2 across our operations.

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2025 and 2026 Corporate Responsibility and P|ESG Ambitions 2025 Ambitions Status Description 2026 Ambitions Continue and further standardize Scope 1 and Scope Significant regulatory developments, 2 greenhouse gas emissions Review the material environmental including the evolving CSRD and ESRS reporting. impacts, risks and opportunities within our In requirements, led us to pause our DMA operations and commercial supply chains progress work to ensure alignment with updated Further refine and improve as part of our 2025 DMA. regulatory expectations and the Ascendis Scope 3 data collection through Pharma strategy. engagement with key suppliers and partners. Introduction P|ESG Approach Impact Ambitions 35

Social Employee Engagement & Development Inclusive Culture Health & Safety People in our Value Chain Human Rights Introduction P|ESG Approach Impact Ambitions 36

In 2025, we recruited and onboarded more than 300 new employees worldwide, marking another year of significant growth at Ascendis Pharma. Today, more than 1,180 skilled and dedicated employees collaborate across functions and locations to advance our mission. Driven by science, we remain focused on developing, innovating and refining products and processes that make a meaningful difference in patients’ lives. Our employees are central to achieving these goals, and we continue to prioritize attracting, onboarding and retaining the right talent to support our ambitions. We are equally committed to conducting our business with respect for all individuals connected to Ascendis Pharma, including those throughout our value chain. We expect our suppliers and business partners to uphold the same standards outlined in our Respecting People Policy. In this year’s report, the Social chapter covers the following key areas: • Employee Engagement & Development • Inclusive Culture • Health & Safety • People in our Value Chain • Human Rights For further information and specific policies, kindly see our Code of Business Conduct & Ethics. Our People: Growth Over Time 1.300 1,189 1.200 1.100 1.000 900 800 700 600 500 400 300 200 100 0 2007 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Employee Engagement & Development With talented and ambitious teams, our company culture continues to be dynamic and fast-paced. This year, we further strengthened our global recruitment processes to focus not only on professional competencies but also on team dynamics and cultural alignment, supporting our efforts to attract and retain top talent. Aligned with our Leadership Principles, Ascendis Pharma places strong emphasis on developing leadership capabilities at all levels of the organization, recognizing this as essential to fostering a motivated and engaged workforce. To support this, we continue to deliver dedicated leadership training across the organization and uphold our “Let’s Talk” framework, which encourages quarterly, in-depth conversations between managers and employees. These discussions focus on key topics such as Impact, Growth, Well-Being and Collaboration, which we view as foundational to employee development and retention. We have also introduced “Ascendis Employeeship”, a training initiative designed to help employees take ownership of their work situation and strengthen cross-organizational collaboration. Through this Introduction P|ESG Approach Impact Ambitions 37

initiative, we aim to create opportunities for personal development that ultimately contribute to the collective success of Ascendis Pharma. Employee feedback remains an important part of how we evolve our culture and practices, and we invite employees to share their perspectives through various surveys, including onboarding and offboarding surveys and interviews. Employee turnover is monitored as a key indicator of workforce engagement and organizational health. Insights from onboarding and offboarding processes, together with employee feedback, help inform our efforts to strengthen retention and continuously improve the employee experience. In 2025, employee turnover decreased to 11.3% from 14.0% in 2024, reflecting improved retention and organizational stability. We believe that attracting and maintaining an engaged workforce depends on being an equitable and fair employer. As part of this commitment, we continue to emphasize pay equity across the organization by assessing and addressing any potential pay disparities. Our initial analysis has been encouraging, showing little to no systemic variation between female and male employees. This work is ongoing, and we will continue our efforts in the coming year to strengthen objective and gender-neutral pay practices, transparency, and internal monitoring in line with evolving regulatory requirements. Finally, at the discretion of our Board of Directors and upon management’s recommendation, employees are eligible to participate in our short-term and long-term incentive programs, which support performance, engagement and motivation across Ascendis Pharma. Inclusive Culture We are committed to fostering an inclusive workplace where every individual can thrive and contribute fully. This ambition is reflected in our culture, policies and everyday practices. Ascendis Pharma is dedicated to ensuring equal opportunities and fair treatment for all individuals based solely on merit, free from any discrimination based on race, color, religion, national origin, gender identity or expression, including pregnancy, sexual orientation, age, disability, veteran status or any other characteristic protected by law. Dedicated to ensuring equal opportunities Our focus on inclusion is embedded throughout our people practices, including recruiting, people development, leadership development and succession planning in compliance with applicable guidelines. In line with this commitment, we maintain a policy for our Board of Directors that emphasizes selecting the most qualified candidates to support our business. Gender diversity across leadership positions at Ascendis Pharma meets Danish gender diversity requirements. Consistent with guidelines from the Danish Business Authority, we define equal representation as an acceptable gender distribution within a 40/60 range. We monitor this distribution continuously and conduct a formal biannual evaluation to identify and implement initiatives as needed. As a result, we currently achieve equal gender representation not only on our Board of Directors but also across all management levels within the organization. Aligned with our ambition to remain an attractive and fair employer, our reward philosophy is built on offering competitive and equitable compensation based on gender-neutral principles. Compensation decisions are informed by role evaluations, individual qualifications, experience and performance, ensuring fair and consistent recognition of our employees. Health & Safety At Ascendis Pharma, we are committed to conducting our business in a way that safeguards the health, safety and well-being of our employees, in full compliance with applicable health and safety laws and regulations. Health and safety considerations are integrated into our daily operations, and we regularly incorporate feedback from employees and external Introduction P|ESG Approach Impact Ambitions 38

stakeholders to help maintain a safe and compliant work environment.

In our Headquarters, our local Danish Environment, Health & Safety organization (Arbejdsmiljøorganisation) oversees efforts to maintain and improve workplace safety. Comprised of a Health & Safety Committee and a Health & Safety Group, this team actively monitors our processes and implements adjustments as needed to ensure a healthy and secure work environment.

In all countries where we operate, we take measures to comply with applicable national and local health and safety requirements, aligning our practices with regional regulations to protect our employees globally.

Workplace health and safety performance is monitored using key indicators, including the number of work-related accidents, accidents resulting in sick leave or absence, and any accidents resulting in loss of life. These metrics support our efforts to identify risks, monitor performance over time and continuously improve health and safety practices across our operations.

Headcount	2021	2022	2023	2024	2025
Selling, General and Administration*	236	305	354	492	**660**
R&D, Commercial Manufacturing	403	492	525	525	**529**
Total**	639	797	879	1,017	**1,189**

*Selling, General and Administration includes business and corporate development and commercial activities.
**All permanent employees, including part-time and excluding temporary employees and student assistants.

Gender distribution	Unit (%)	2021	2022	2023	2024	2025
Board of Directors	Men/ Women	67/33	57/43	60/40	60/40	**60/40**
Executive Management	Men/ Women	67/33	60/40	50/50	56/44	**64/36**
Senior Management	Men/ Women	68/32	61/39	59/41	63/37	**56/44**

Executive Management and Senior Management correspond to "Other Management Levels" as defined by Section 99b.

Employee turnover	2023	2024	2025
Employee turnover ratio	10.9%	14%	**11.3%**

Work-related accidents	2022	2023	2024	2025
Accidents* (total)	20	26	12	**18**
Accidents resulting in sick-leave/absence	0	1	2	**1**
Accidents resulting in loss of life	0	0	0	**0**

*An undesired registered event or exposure that gives rise to personal injury. Registered accident data covers permanent, part-time and temporary staff whilst on duty for Ascendis Pharma.

The metrics showcased on this page pertain to Group Level data.

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People in our Value Chain As outlined in the Environmental section, our business relies on a network of partners and suppliers who are responsible for manufacturing our products. We expect these partners and suppliers to uphold strong practices and standards of integrity, including compliance with applicable laws, regulations and social responsibility principles. We remain committed to strengthening our understanding of the social impacts, risks and opportunities within our commercial supply chain. This approach ensures that our commitment to ethical and socially responsible practices extends across our broader value chain. Our efforts focus on identifying areas where we can make a meaningful difference, including promoting fair labor practices, upholding human rights and ensuring workplace safety across our supply chain. By fostering strong and transparent relationships with our partners and suppliers, we strive to uphold our values and contribute to a more responsible and sustainable value chain. Human Rights Our commitment to human rights is grounded in internationally recognized standards, including the Universal Declaration of Human Rights (UNDHR), the International Covenant on Civil and Political Rights (ICCPR) and its Second Optional Protocol, and the International Covenant on Economic, Social and Cultural Rights (ICESCR). We also align with the fundamental conventions of the International Labor Organization (ILO), which play a central role in safeguarding workers’ rights and form an integral part of our human rights approach. Guided by the UN Guiding Principles, we incorporate human rights considerations into our third-party compliance approach. Our goal is to ensure that our partners and suppliers uphold relevant human rights standards and principles throughout their operations. Our Respecting People Policy, including our comprehensive Human Rights Policy, is embedded in our Code of Business Conduct & Ethics and provides employees and business partners with clear expectations regarding human rights and ethical conduct. The Code outlines mechanisms for raising concerns, including access to a Whistleblower Hotline, which enables confidential reporting of potential unethical or illegal behavior. The availability of this mechanism has established a formal channel for identifying and addressing concerns, and reports received are reviewed and handled in accordance with established internal procedures. Through these measures, we aim to prevent human rights violations, strengthen transparency, and protect our reputation, license to operate, and stakeholder trust. Introduction P|ESG Approach Impact Ambitions 40

2025 and 2026 Corporate Responsibility and P|ESG Ambitions

2025 Ambitions	Status	Description
Attraction, onboarding and retention of talent to ensure we have the right people to deliver on our ambitions.	Ongoing	Ascendis Pharma continues to grow with a continued focus to attract and retain the right talent to deliver on the Ascendis Pharma ambitions.
Continuous focus on leadership and employeeship development to enable the development, performance and well-being of our people.	Ongoing	Throughout the year, training in all areas has been carried out across locations.
Investigation of our pay policies, emphasizing pay equity across the organization and taking actionable steps towards ensuring a clear, objective and transparent pay approach.	Ongoing	We have further developed our gender neutral pay structures and carried out ongoing monitoring of gender pay differentials. We are furthermore preparing for upcoming gender pay reporting requirements under EU legislation.

2026 Ambitions

Attraction, onboarding and retention of talent to ensure we have the right people to deliver on our ambitions.

Continuous focus on leadership and employeeship development to enable the development, performance and well-being of our people.

Maintain a strong focus on advancing gender pay initiatives and meeting evolving gender pay reporting requirements.

Continue to develop our human rights approach by strengthening third-party compliance practices and maintaining accessible mechanisms for raising concerns.

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Governance Business Conduct & Ethics • The Ascendis Pharma Business Ethics & Compliance Program • Effective and Tailored Compliance Training Anti-Corruption & -Bribery Responsible Marketing • Transparent Interactions • Promotional Review & Compliance Data Governance • Data Ethics • Data Privacy Cybersecurity Third-Party Compliance Speak Up Policy & Whistleblower Hotline Animal Welfare Introduction P|ESG Approach Impact Ambitions 42

At Ascendis Pharma, we remain dedicated to conducting our business responsibly, upholding high ethical standards and complying with applicable laws and regulations. Compliant behavior is fundamental to our Corporate Responsibility & P|ESG Reporting framework and central to how we operate as a biopharmaceutical company. Acting with integrity is essential to maintaining our license to operate and is a key driver of our continued success. This year’s Governance chapter reaffirms our commitment to responsible business practices and covers the following areas: • Business Conduct & Ethics • Anti-Bribery & -Corruption • Responsible Marketing, including transparent transactions • Data Governance, including data ethics and data privacy • Cybersecurity • Animal welfare Business Conduct & Ethics The Ascendis Pharma Code of Business Conduct & Ethics provides the foundation for our actions and establishes a set of global policies within many areas across our business. It translates our company values into practical guidance and establishes clear expectations for compliant behavior across our value chain. All employees are required to follow the Code of Business Conduct & Ethics and its supporting Content Overview of the Ascendis Pharma Code of Business Conduct & Ethics policies and procedures at all times. Any compliance may lead to contract termination or identified or potential breaches are carefully legal action, where applicable. assessed and investigated, with corrective actions taken when necessary, and may include As part of our life-cycle management program, additional training, formal warnings or, in certain the Code of Business Conduct & Ethics will be circumstances, termination of employment. reviewed, updated as necessary, and approved by the Board of Directors in 2026. We also expect our business partners to act in accordance with the principles outlined in the Further details on our governance structure, Code of Business Conduct & Ethics. Any identified policies and procedures can be found in our or potential violations are investigated, and non- Code of Business Conduct & Ethics which is available on our website. Introduction P|ESG Approach Impact Ambitions 43

The Ascendis Pharma Business Ethics & Compliance Program The Ascendis Pharma Compliance Program supports our efforts to maintain robust ethical standards and comply with applicable business conduct-related laws and regulations. It encompasses our Code of Business Conduct & Ethics, the development and maintenance of global policies, proactive risk assessments and mitigation measures, as well as targeted training initiatives. Introduction Code of Business Anti-Corruption Healthcare Auditing & Third-Party Whistleblower P|ESG Conduct & Ethics & -Bribery Compliance Monitoring Compliance Hotline Approach All supported by relevant policies, procedures, guides, training and awareness By applying a risk-based approach to our Compliance Program, we pay attention to areas of high risks to the benefit of our stakeholders and our Impact company. We strive to ensure that Ascendis Pharma does not suffer adverse legal or commercial consequences and that such incidents are addressed and corrected when identified. The Global Compliance Program defines global minimum compliance requirements, which each affiliate must translate into local policies aligned with both global standards and jurisdiction-specific obligations. Oversight of the Program is provided by the Ethics & Compliance Committee, which includes members of Executive Management, including the CEO. The Committee provides regular status to the Board of Directors. Ambitions In 2025, the Committee met quarterly to review progress under the Compliance Program and approve proposals aimed at supporting its continuous improvement. In addition, Compliance Committees were established in our direct European markets in 2025 to ensure oversight of the Compliance Program at local level. 44

Effective and Tailored Compliance Training

Training plays a critical role in maintaining a strong compliance culture. Employees undergo a range of mandatory training programs tailored to their roles and associated risk areas.

In 2025, mandatory training in the Code of Business Conduct & Ethics was provided to new employees as part of the onboarding process through an e-learning module followed by an assessment requiring a 100% passing score. The overall completion rate reached 99%, with the remaining 1% accounted for by employees on leave or other extenuating circumstances. Existing employees complete this training on a biennial basis, with the next scheduled refresher planned for 2026.

In addition, face-to-face training workshops were conducted in selected Direct Markets providing a forum to discuss practical compliance dilemmas and everyday challenges. Building on this experience, in-person training on high-risk areas will remain a focus area in 2026.

Anti-Corruption & -Bribery

As part of the Ascendis Pharma Compliance Program, all employees undergo biennial training in the Anti-Corruption & Bribery Policy, which outlines the expected behavior as representatives of the company. However, employees with potential exposure, such as field-based staff, receive additional role-specific training to ensure they understand and can navigate relevant risks.

Anti-Corruption & -Bribery Policy

The Anti-Corruption & -Bribery Policy strictly prohibits bribery, corruption and kickbacks in any form, whether involving public officials or private-sector individuals, and whether carried out directly or indirectly through a third party. Under this policy, employees are not allowed to offer, promise or authorize anything of value to influence the actions of government officials or healthcare professionals, seek preferential treatment or express gratitude for favorable actions. Similarly, employees cannot solicit or accept any form of payment or valuable item intended to sway their responsibilities or express gratitude for acting in a way that improperly benefited that person.

The policy also prohibits the use of third parties to facilitate payments or actions that would otherwise be impermissible if performed directly by Ascendis Pharma.

Our policy underscores our commitment to transparency, integrity and adherence to ethical standards and legal requirements in all interactions. For more details, please refer to the Anti-Corruption & -Bribery Policy in our Code of Business Conduct & Ethics.

Responsible Marketing

Transparent Interactions

Collaborating with healthcare professionals, healthcare organizations and patients is fundamental to our mission to develop innovative technologies and treatments.

All interactions with these stakeholders must have a legitimate purpose and fully comply with the applicable regulations governing the Ascendis Pharma entity, the participants involved and the location of the interaction.

We value transparency in these interactions and disclose transfers of value to healthcare professionals, healthcare organizations, and patient organizations in accordance with legal and regulatory requirements.

To ensure compliance with applicable regulations we have built a compliance framework to support such interactions.

Promotional Review & Compliance

Responsible marketing is essential to how we operate. Information about products must meet legal and regulatory requirements and maintain compliant and ethical practices.

Therefore, we are committed to ensuring that our external communication and messaging are consistent in our business operations, and that our educational efforts benefit patients and caregivers, and that we do not have, or appear to have, an undue and illegal influence on medical judgment, prescribing or product recommendations.

To that end, we are guided by our values, our high ethical standards and our commitment to comply with applicable legal, regulatory and professional requirements in the countries in which we operate. Our relationship with

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others who administer, prescribe, purchase or recommend regulated healthcare products, must meet similar high standards of integrity and must comply with applicable laws, regulations and industry codes.

We therefore maintain formal review processes for medical and promotional materials before use. In 2024, we updated these processes to reflect our evolving global footprint and the growing reach of our products. In 2025, we implemented applicable processes in relevant Direct Markets to ensure compliance with local requirements.

Data Governance

Data Ethics

As a forward-thinking biopharma company guided by our core principles of patients, science and passion, data lies at the heart of our mission to deliver meaningful improvements in patients' lives. We are therefore dedicated to managing data responsibly while maintaining full compliance with applicable laws, regulations and guidelines.

Continue to embed responsible AI principles

With the rapid progress of artificial intelligence, we continue to embed responsible AI principles into our data governance approach. Our work includes building an AI framework designed to ensure transparency, ethical practices and safe deployment of AI systems, reinforcing our commitment to data ethics.

Our focus continues to be on strengthening data ethics so that employees and partners clearly understand our standards when collecting, processing and managing data with an emphasis on quality, integrity, transparency and security in every aspect of data handling.

Data Privacy

As data privacy laws and regulations continue to evolve globally, our commitment to safeguarding personal data remains robust as we keep on strengthening our privacy practices.

Our policies and procedures set clear expectations for both employees and business partners to uphold our high standards when handling personal data. By having a clear framework for collection, storage, use, transfer and disposal of personal data, we continue to promote security, accuracy and transparency throughout the personal data lifecycle.

Our commitment also extends to third-party data processing where we continue to conduct thorough evaluations to confirm our partners' commitment to protecting personal data. To enforce these standards, we enter into data processing and, where applicable, data transfer agreements, complemented by ongoing monitoring to ensure compliance.

Cybersecurity

Safeguarding the confidentiality, integrity and availability of our information and systems is essential to our ability to operate responsibly. We have established a comprehensive cybersecurity risk management program designed to safeguard the confidentiality and integrity of the information we collect and process, maintain resilient Information Technology (IT) operations and respond effectively to potential threats.

Our program is guided by internationally recognized frameworks. On a strategic and tactical level, we have designed our security program around the International Organization for Standardization/International Electrotechnical Commission (ISO/IEC) 27001 standard, while our operational program is maintained in accordance with the Center for Internet Security (CIS) Critical Security Controls framework.

Our Information Security Policy for Global IT outlines the organizational responsibilities for maintaining a strong security posture for our IT systems and sets forth the IT security measures and controls that are required to be in place. This policy covers all IT systems that process Ascendis Pharma information. Our Security Management team is responsible for ensuring internal security compliance and for managing IT vendors.

Our cybersecurity risk management program includes the following core elements:

- Risk assessments designed to identify cybersecurity risks across our critical systems, data, and broader IT environment.
- A dedicated Security Management team responsible for managing our risk assessment processes, security controls, and incident response activities.

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- An external and internal Security Operations Center (SOC) performing advanced threat detection and response across our environment.
- A defined process for registration, classification and escalation of any incidents, managed by a designated IT Incident Manager and cross-functional incident response team.
- Employee awareness initiatives, deployed across various internal channels to reinforce strong security behaviors.
- Secure access control measures applied to critical IT systems, devices, and equipment to prevent unauthorized access.

Oversight of our program begins at the Board of Directors, with more detailed supervision delegated to the Executive Board. The Executive Board receives regular updates from our Security Management team and is briefed on any significant cybersecurity incidents; it in turn reports key developments to the full Board. This governance structure ensures alignment between our cybersecurity program, our operational priorities, and our long-term business strategy.

Third-Party Compliance

Our commitment to ethical conduct extends to our external partners. We expect third parties acting on our behalf to adhere to the same standards that we apply internally. To this end, we ensure that relevant contracts with partners include clauses that stipulate this requirement and reserves the right for us to audit sales and distribution partners to ensure alignment with our ethical and legal expectations.

Speak Up Policy & Whistleblower Hotline

We encourage and expect employees to raise concerns about unethical behavior or potential or actual breaches of the Code of Business Conduct & Ethics or related policies.

While direct managers are generally the first point of contact, we recognize that reporting through a line manager may not always be comfortable. Employees can therefore also contact HR or Compliance confidentially. Additionally, the Whistleblower Hotline provides an anonymous channel for employees and external parties to report concerns.

To promote accountability and transparency, we disclose key insights from the Speak Up Policy and Whistleblower Hotline over the past five years, emphasizing our commitment to maintaining an environment where concerns can be raised without fear of negative consequences. In 2025, two reports were received through the Whistleblower Hotline. Both reports were investigated and concluded in accordance with our procedures, and appropriate actions were taken where relevant.

Our Whistleblower Hotline can be accessed 24/7 through our website and can be used by employees and external parties to report potential violations of our Code of Business Conduct & Ethics, applicable laws, or internal policies.

Whistleblower Hotline Policy

Our Whistleblower Hotline provides a secure and trusted channel for raising concerns. Employees as well as external parties, including former or prospective employees, members of the Board of Directors, consultants, and other third parties, can submit reports safely and, if they choose, anonymously. The platform also enables direct communication with the investigation team throughout the process. The hotline is available at all times, 24/7. Concerns can be submitted either through a secure online form or by phone via the protected hotline service.

Whistleblower Hotline Reports



2025
2
2024
0
2023
0
2022
1
2021
2

Protection of good faith reporters

Ascendis Pharma strictly prohibits any form of retaliation against individuals who, in good faith, seek guidance or report concerns or potential violations. Any retaliatory behavior will lead to disciplinary action, which may include termination of employment. We are committed to maintaining confidentiality in accordance with applicable laws and safeguarding the privacy of those who report concerns. However, knowingly submitting false reports is considered a serious misconduct and may result in appropriate disciplinary measures.

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Animal Welfare

Animal studies are required by regulatory authorities and play an important role in the development of new pharmaceuticals. The Ascendis Pharma Internal Committee for Animal Welfare reinforces our continued commitment to apply the best possible welfare for animals used in the development of safe and effective human treatments. Our principles adhere to the 3R framework: Replacement, Reduction and Refinement, and we emphasize the conduct of only necessary and scientifically sound animal studies, minimizing the use of animals in our research whenever possible. The Committee is further dedicated to animal welfare on a global scale by the signing of the "Marseille Declaration on the worldwide implementation of high standards for animals housed and used internally and externally by the industry for scientific purposes" in 2024 and the continuous collaboration with the other signatories in matters concerning animal welfare.

The Internal Committee for Animal Welfare commits to the 3R principles when providing in-house guidance on all matters related to animal studies. All animal study protocols are reviewed by the Committee to ensure that only necessary and scientifically sound animal studies are conducted and that the studies comply with a high animal welfare standard. All animal studies conducted by Ascendis Pharma are performed at external Contract Research Organizations (CROs). These CROs are audited regularly by members of the Committee for compliance with our high standards for the housing and care of experimental animals. To address animal welfare at suppliers of animal-derived biological matrices for Ascendis Pharma studies, an audit program has been initiated to evaluate suppliers by means of questionnaires, on site or virtual audits. Those vendors that comply with our high standards of animal welfare have been added to an approved vendor list and are utilized for the purchase of animal derived material internally. Efforts are underway in establishing a similar approach for external bioanalytical laboratories contracted by Ascendis Pharma.

Emphasize the conduct of only necessary and scientifically sound animal studies

With the aim of increasing company-wide awareness of the work of the Committee and the 3R initiatives implemented in 2025, the Internal Committee for Animal Welfare undertook the following activities:

- Shared information on animal welfare initiatives via internal communication platforms.
- Launched animal welfare training material as part of general employee onboarding.
- Hosted an internal knowledge-sharing session focused on animal welfare initiatives within the company.

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2025 and 2026 Corporate Responsibility and P|ESG Ambitions 2025 Ambitions Status Description 2026 Ambitions Continuous work with the establishment as well Further strengthen our Global Compliance Continue building and Ongoing as updating of global compliance framework Framework. strengthening our Compliance concurrently with our business development. Framework in accordance with Further strengthen our Compliance Frameworks Identified all relevant compliance elements, compliance areas concurrently in our EU Direct Markets to prepare for future Ongoing in the process of implementation, established with Ascendis Pharma growth. launches. Compliance Committees in all Direct Markets. Continue raising internal awareness of animal welfare and animal welfare initiatives. Generate an audit plan of vendors for biological Audits have been performed on site, virtually, matrices and initiate the conduct of on-site audits Achieved Complete the implementation and by questionnaire-based assessments. of these vendors. of the approved vendor list at external laboratories and conduct Implement use of approved vendor list for An approved vendor list has been implemented additional audits to expand list of biological matrices across organization and at Achieved across the organization, and implementation approved vendors of biological external vendors. efforts are ongoing for external laboratories. matrices. Introduction P|ESG Approach Impact Ambitions 49

2026 Corporate Responsibility & P|ESG Ambitions

In 2026, we will continue strengthening our Corporate Responsibility and P|ESG framework by ensuring strong alignment with the Ascendis Pharma strategy and evolving regulatory requirements, and by advancing the processes that support consistent, accurate and transparent reporting across the organization.

Patients

- Continue to refine our approach to identifying and prioritizing patient-related impacts, risks and opportunities that support our patient-centric strategy.
- Continued enhancements to our services, technology and support model to ensure every patient receives timely, reliable and compassionate assistance throughout their treatment journey.
- Amplify awareness of unmet medical needs in growth disorders through publication of scientific data, educational events to reinforce scientific credibility and sustained engagement with patients and HCPs.

Environmental

- Continue and further standardize Scope 1 and Scope 2 greenhouse gas emissions reporting.
- Further refine and improve Scope 3 data collection through engagement with key suppliers and partners.

Social

- Attraction, onboarding, and retention of talent to ensure we have the right people to deliver on our ambitions.
- Continuous focus on leadership and employeeship development to enable the development, performance and well-being of our people.
- Maintain a strong focus on advancing gender pay initiatives and meeting evolving gender pay reporting requirements.
- Continue to develop our human rights approach by strengthening third-party compliance practices and maintaining accessible mechanisms for raising concerns.

Governance

- Continue building and strengthening our Compliance Framework in accordance with compliance areas concurrently with Ascendis Pharma growth.
- Continue raising internal awareness of animal welfare and animal welfare initiatives.
- Complete the implementation of the approved vendor list at external laboratories and conduct additional audits to expand list of approved vendors of biological matrices.

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This report may contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition, including with relation to our corporate responsibility efforts. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “commit”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include our plans for 2026 and onwards with respect to our Corporate Responsibility and P|ESG strategy and ambitions. These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate, perhaps materially so. The forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events. Additionally, while various matters discussed herein may be significant to various stakeholders, such significance should not be understood as necessarily rising to the level of materiality under U.S. federal securities laws or other regimes. Materiality, particularly in the ESG context, is subject to various definitions, several of which are broader than the definition for SEC reporting purposes. We also make certain disclosures based on policies and practices that we believe provide reasonable support for certain matters; however, we cannot guarantee (nor should any language of “ensure” or similar be taken to mean) that such efforts will be successful in all circumstances. Moreover, certain of this information is subject to assumptions, estimates, or third-party information that we have not independently verified, as well as standards that are still evolving and may be subject to change. Moreover, while we aim to align certain of our disclosures and initiatives with the recommendations and expectations of various third-party frameworks, we cannot guarantee strict adherence to these frameworks’ recommendations. Our disclosures, as well as relevant internal controls, based on any standards may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. Finally, website and document references in this report are provided for convenience only; absent express language to the contrary, such materials are not incorporated to this report by reference. Introduction P|ESG Approach Impact Ambitions 51

Ascendis® Ascendis Pharma A/S (Company Reg. No. 29918791) Tuborg Boulevard 12 2900 Hellerup Denmark Tel: +45 70 22 22 44 Ascendis, Ascendis Pharma, Ascendis Pharma logo, the company logo, Skytrofa, Yorvipath, Ascendis Signature Access Program and TransCon are trademarks owned by the Ascendis Pharma Group. ©Ascendis Pharma A/S. February 2026. Version 1.0